UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 17)

ILLUMINA, INC.
(Name of Subject Company)
CKH ACQUISITION CORPORATION
ROCHE HOLDING LTD
(Names of Filing Persons — Offeror)

Common Stock, Par Value $0.01 Per Share
(including the associated preferred stock purchase rights)

(Title of Class of Securities)
________________

452327109
(Cusip Number of Class of Securities)

Beat Kraehenmann
Roche Holding Ltd
Grenzacherstrasse 124
CH-4070 Basel
Switzerland
Telephone: +41-61-688-4111
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$7,584,496,365	$869,183.28

*
Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of all 122,327,021 shares of common stock of Illumina all 10,238,771 shares of common stock of Illumina subject to issuance pursuant to options, all 3,300,661 shares of common stock of Illumina subject to issuance pursuant to outstanding restricted stock units and approximately 12,849,162 shares of common stock of Illumina subject to issuance upon conversion of Illumina’s outstanding convertible notes, each as of January 31, 2012 as set forth in Illumina’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 7, 2012.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by .00011460.

☑
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$753,976.85	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T	Date Filed:	January 27, 2012

Amount Previously Paid:	$115,206.43	Filing Party:	CKH Acquisition Corporation
Form or Registration No.:	SC TO-T/A	Date Filed:	March 29, 2012

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

This Amendment No. 17 to the Tender Offer Statement on Schedule TO amends and supplements the statement (as amended, the “Schedule TO”) originally filed on January 27, 2012 by CKH Acquisition Corporation (the “Purchaser”), a Delaware corporation and an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.01 per share (together with the associated preferred stock purchase rights, the “Shares”), of Illumina, Inc., a Delaware corporation, at $51.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 27, 2012 (the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are attached to the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

The information set forth in the Offer to Purchase, including all schedules thereto, is hereby expressly incorporated herein by reference in response to all of the items of the Schedule TO, except as otherwise set forth below.

Item 12.  Exhibits.

Item 12 is hereby amended and supplemented with the following information:

(a)(5)(xxvi)	Investor Presentation, dated March 2012.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 30, 2012

CKH ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDING LTD

By:	/s/ Dr. Gottlieb Keller
	Name:	Gottlieb Keller
	Title:	Authorized Signatory

By:	/s/ Dr. Beat Kraehenmann
	Name:	Beat Kraehenmann
	Title:	Authorized Signatory

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase dated January 27, 2012.*
(a)(1)(ii)	Letter of Transmittal (including the Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)	Notice of Guaranteed Delivery.*
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(vi)	Summary Advertisement dated January 27, 2012.*
(a)(5)(i)	Press Release issued by Roche Holding Ltd, dated January 27, 2012.*
(a)(5)(ii)	Roche Memorandum to Global Sales Teams, dated January 27, 2012.*
(a)(5)(iii)	Transcript of Video Message to Roche Employees, dated January 30, 2012.*
(a)(5)(iv)	Press Release issued by Roche Holding Ltd, dated January 31, 2012.*
(a)(5)(v)	Press Release issued by Roche Holding Ltd, dated February 1, 2012.*
(a)(5)(vi)	Transcript of Roche Holding AG Earnings Call dated February 1, 2012.*
(a)(5)(vii)	Transcript of Roche Holding AG Earnings Call dated February 3, 2012.*
(a)(5)(viii)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 1, dated February 1, 2012.*
(a)(5)(ix)	Transcript of Roche Investors/Analysts Conference London Diagnostics Session 2, dated February 1, 2012.*
(a)(5)(x)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 1, dated February 1, 2012.*
(a)(5)(xi)	Transcript of Roche Investors/Analysts Conference London Strategy & Finance Session 2, dated February 1, 2012.*
(a)(5)(xii)	Press Release issued by Roche Holding Ltd, dated February 8, 2012.*
(a)(5)(xiii)	Transcript of Roche Investors/Analysts Conference New York Strategy & Finance, dated February 3, 2012.*
(a)(5)(xiv)	Transcript of Roche Investors/Analysts Conference New York Diagnostics, dated February 3, 2012.*
(a)(5)(xv)	Transcript of Roche Annual Media Conference, dated February 1, 2012.*
(a)(5)(xvi)	Press Release issued by Roche Holding Ltd, dated February 27, 2012.*
(a)(5)(xvii)	Investor Presentation, dated February 2012.*
(a)(5)(xviii)	2012 Annual General Meeting Press Release issued by Roche Holding Ltd, dated March 6, 2012.*
(a)(5)(xix)	2012 Annual General Meeting Address given by Franz B. Humer, dated March 6, 2012.*
(a)(5)(xx)	2012 Annual General Meeting Address given by Severin Schwan, dated March 6, 2012.*
(a)(5)(xxi)	Press Release issued by Roche Holding Ltd, dated March 13, 2012.*
(a)(5)(xxii)	Press Release issued by Roche Holding Ltd, dated March 20, 2012.*
(a)(5)(xxiii)	Letter to Illumina shareholders from Severin Schwan, dated March 20, 2012.*
(a)(5)(xxiv)	Press Release issued by Roche Holding Ltd, dated March 26, 2012.*
(a)(5)(xxv)	Press Release issued by Roche Holding Ltd, dated March 29, 2012.*
(a)(5)(xxvi)	Investor Presentation, dated March 2012.
(b)	Not applicable.
(c)	Not applicable.
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
______________________
* Previously filed.

Roche's Offer to Acquire Illumina

Presentation to Investors March 2012

This presentation contains certain forward-looking statements. These forward-looking statements may be identified by words such as 'believes',
'expects', 'anticipates', 'projects', 'intends', 'should', 'seeks',
'estimates', 'future' or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Various factors may cause actual results to differ materially in the future from those reflected in forward-looking statements contained in this presentation, among others: 1 pricing and product initiatives of competitors; 2 legislative and regulatory developments and economic conditions; 3 delay or inability in obtaining regulatory approvals or bringing products to market; 4 fluctuations in currency exchange rates and general financial market conditions; 5 uncertainties in the discovery, development or marketing of new products or new uses of existing products, including without limitation negative results of clinical trials or research projects, unexpected side-effects of pipeline or marketed products; 6 increased government pricing pressures; 7 interruptions in production; 8 loss of or inability to obtain adequate protection for intellectual property rights;
9 litigation; 10 loss of key executives or other employees; and 11 adverse publicity and news coverage.

Any statements regarding earnings per share growth is not a profit forecast and should not be interpreted to mean that Roche's earnings or earnings per share for this year or any subsequent period will necessarily match or exceed the historical published earnings or earnings per share of Roche.

For marketed products discussed in this presentation, please see full prescribing information on our website -- www.roche.com

All mentioned trademarks are legally protected. 2

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion 3

Executive Summary

Roche is increasing its all-cash offer to acquire Illumina to $51.00 per share.

[] Offer is highly attractive, representing both full and fair value as well as value certainty

-- Implies 1-day and 1-month average premiums to the unaffected price of 88%
and 84%, respectively and LTM revenue and EBITDA multiples of 6.5x and 21.6x, respectively, all of which are higher than all precedent life science tools transactions (1) (2)

[] Precedent life science tools transactions have median 1-day and 1-month average premiums to the unaffected stock price of 33% and 37%, respectively and
LTM revenue and EBITDA multiples of 3.3x and 16.0x, respectively (3)

-- Implies a valuation multiple of 34.2x 2012E net income, which is higher than all of the company's publicly traded peers (4)

[] Offer is being increased in response to dialogue with Illumina shareholders

-- In light of continued refusal by Illumina to engage in constructive dialogue, Roche has increased its offer in an effort to conclude a negotiated transaction with Illumina

-- Desire to engage in meaningful dialogue and conduct due diligence

-- By not engaging with Roche, Illumina reinforces the notion that its Board is entrenched and not focused on shareholder value

-- Absent ability to interact with Illumina, Roche has no choice but to continue to pursue a transaction unilaterally

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
(1) Premiums based on unaffected closing share price of $27.17 on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by
Roche.
(2) LTM as of 12/31/2011. 4 (3) Includes selected announced, closed and effective transactions with targets in the biotechnology research equipment manufacturers and biological products and life sciences tools and services manufacturers sectors since 2006.
(4) Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad
Laboratories, Bruker and Techne.

Executive Summary (Cont'd)

Roche is increasing its all-cash offer to acquire Illumina to $51.00 per share.

[] Illumina has continually emphasized significant growth opportunities for sequencing in clinical settings as well as industrial end markets

-- However, no detail has been provided as to how Illumina will be able to exploit such opportunities

-- No other evidence or quantitative support has been provided to reassure shareholders of when or how this growth will be realized

[] In fact, since Roche's private offer, the only company news has surrounded an increasing competitive landscape with product-related announcements from
Oxford Nanopore and Life Technologies

[] Additionally, company guidance for 2012 is in line with where research analyst expectations were in December 2011, at which time the median price target was $32.00 per share

-- Prior to the offer being made public, Illumina median price targets were at
$34.00 per share, 33% below Roche's offer

[] Illumina's pre-offer P/E/G of 1.51x was in line with its 1, 2 and 3 year averages and P/E/G of peers (1)

-- 2.06x implied P/E/G of Roche's offer is 16% above any P/E/G Illumina has traded at for the past three years

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
(1) Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad
Laboratories, Bruker and Techne.

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion 6

Notable Recent Events for Illumina

Over the past year, Illumina has underperformed its peers and the broader market.

[] Illumina's stock dropped as much as 60% from its 52-week high because of several factors, including:

-- Twice-lowered revenue guidance after a drop in orders due to the constrained government spending environment

[] Government and academic clients account for 80% of Illumina's sales

[] Demand for its products was boosted by the 2009 stimulus package, but this funding is being reduced

-- A shift in buyer preferences from high-cost, high-capacity machines ($500k+)
to low-cost, low-capacity machines ($50k+) and uncertainty around this product line transition

-- Increased competition in its low-cost product line from Life Technologies and Oxford Nanopore

[] Illumina is still facing revenue headwinds due to an unclear government spending picture

-- Visibility of the FY 2013 budget for the National Institute of Health (NIH)
remains clouded

-- The NIH is a significant customer of Illumina (approximately one-third of sales)

[] Illumina's pre-announcement of 2011 earnings at the JPMorgan Healthcare
Conference in mid-January was seen as a positive sign for the company

-- Illumina also introduced the HiSeq 2500, which can sequence an entire human genome in a day and will help Illumina match competitive threats from Life
Technologies and Oxford Nanopore

-- However, in spite of these positive announcements, Illumina's stock price only increased 3.7% on the day of announcement

[] Illumina reinstated guidance for FY 2012 on its Q4 2011 earnings call, removing substantial amount of near-term uncertainty

-- However, Illumina management provided lowest ever growth guidance

-- Guidance was in-line with where analysts were before the JPMorgan Healthcare
Conference when median price target was $32.00 per share 7

Source: FactSet, Bloomberg.

Illumina's Business Faces Significant Challenges

[] All-cash offer transfers 100% of risk from Illumina's shareholders to Roche

[] Maturing market and unsettled global economic conditions imply reduced growth prospects

[] Uncertainty around longer-term outlook for genetic funding by NIH and other
U.S. and foreign government organizations

-- Illumina's sales are vulnerable due to its highly concentrated sales exposure to government and academic spending

[] Increasingly competitive landscape

-- Recent Life Technologies and Oxford Nanopore announcements around new product introduction / enhanced product capabilities

[] Advances in technology

-- Single molecule / nanopore technologies currently being developed

[] Speculative nature around Illumina's announced single molecule chemistry

-- Multiple competitors in RandD

[] Illumina has little experience in regulated areas such as diagnostics that require significant biological expertise as well as interactions with the FDA

[] Illumina meaningfully complements Roche's strategy around enabling personalized healthcare

-- Roche is willing to take a longer term view in light of strategic importance

-- Utilize Roche's comprehensive diagnostic expertise and global reach to accelerate transition of sequencing to routine clinical use

-- Roche provides capabilities and reach that Illumina does not possess in-house

However, Roche is Best Positioned to Overcome these Identified Challenges

Roche's global reach and expertise in diagnostics will allow Roche to reinvigorate Illumina's growth in ways unattainable as a standalone company.

[] Roche is better positioned to make the type of investments that are required for long term success

-- Roche is uniquely positioned to expand Illumina's end markets from both a geographic and customer mix perspective

-- Rapidly evolving technologies may put additional risk to Illumina's business over the next several years

-- Funding environment may remain challenging for an extended period of time

-- Roche intends to invest in growth, key employees and technologies

[] Illumina is a strong fit with Roche's diagnostics and Applied Science business and complements Roche's portfolio in sequencing and microarrays and strengthens offering in genomics research and diagnostics

-- The combined capabilities will strengthen Roche's position in sequencing and microarrays to address the growing demand for genetic / genomic solutions

-- An acquisition of Illumina will strengthen Roche's position in the life science and diagnostics market

-- Roche's extensive diagnostics experience and global presence could help accelerate the 9 transition of DNA sequencing into clinical and routine diagnostics

Offer Summary

Roche's all-cash offer of $51.00 per share is highly attractive, providing full and certain value to Illumina's shareholders.

Consideration         []  $51.00 per share, all-cash
Unaffected Price      []  $27.17 on 12/21/2011
Premium               []  88% to unaffected 1-day (1)
                      []  84% to unaffected 1-month average (1)
Valuation             []  34.2x 2012E net income based on current estimates (2)
                      []  21.6x LTM EBITDA (3)
Financing             []  No condition, financed from available cash on Roche's
                          balance sheet and/or borrowings under its credit facilities
Anti-Trust            []  On March 13(th), the FTC made a second request regarding
                          Roche's microarray business
Shareholder Proposals []  Roche has nominated six highly qualified independent directors for Illumina's Board
                      []  Roche has proposed to amend Illumina's bylaws to expand
                          Illumina's Board so that Roche-nominated directors will
                          comprise a majority

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
(1) Premiums based on unaffected closing share price of $27.17  on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by
Roche. (2) Based on I/B/E/S consensus estimate as of 3/28/2012.
(3) LTM as of 12/31/2011.

Key Events

                                         Event                   Date
Record Date                                    [] March 8, 2012
---------------------------------------------- ----------------- ----
Illumina's Annual Shareholder Meeting          [] April 18, 2012
---------------------------------------------- ----------------- ----
Expiration of Roche's Tender Offer             [] April 20, 2012

Situation Overview

After multiple attempts to engage with Illumina were rebuffed, Roche has taken its offer directly to Illumina's shareholders.

[] On November 1, 2011, a member of Roche's Board spoke with Illumina's
Chairman and expressed Roche's interest in Illumina and requested a meeting.
Illumina agreed to a meeting in San Diego on December 13, 2011

[] On December 13, 2011, Roche's Chairman and the Roche Board member met with
Illumina's CEO and Chairman to discuss Roche's strategic interest in Illumina

[] On December 21, 2011, Roche's Chairman indicated to Illumina that Roche would be willing to consider a price of up to 50% over Illumina's then-current share price of $26.71

-- On December 22, 2011, a news story was published speculating about a transaction between the parties, causing Illumina's stock price to jump by 7%

[] On December 28, 2011, Illumina's CEO told Roche's Chairman that Illumina would probably be unable to convene its Board until the end of January, but would try to consider the Roche proposal sooner than that

[] On January 3, 2012, Roche sent Illumina a private letter to formally propose an all-cash offer of $40.00 per share

[] On January 17, 2012, Illumina convened a Board meeting and on January 19, its CEO sent a letter to Roche formally rejecting the $40.00 per share offer

[] On January 25, 2012, Roche announced an all-cash offer to acquire Illumina for $44.50 per share

[] On January 31, 2012, Roche announced its nomination of a slate of six independent directors and intention to expand the size of Illumina's Board

[] On February 7, 2012, Illumina's Board unanimously recommended that shareholders reject Roche's offer

[] On March 19, 2012, Illumina announced it would hold its annual shareholder meeting on April 18, 2012

[] On March 29, 2012 Roche's Chairman reached out to Illumina's CEO and informed him of the increased offer price and suggested that the two companies engage in dialogue 12

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion 13

Heightened Competition Increases Uncertainty of Illumina's Growth Prospects

Oxford Nanopore

[] On February 17, 2012, Oxford Nanopore unveiled high performance electronic sequencing devices GridION and MinION

[] MinION System, a disposable DNA sequencing device the size of a USB memory stick, is expected to price at less than $900 per unit and is capable of sequencing DNA directly from blood with throughput of 10's of Gb per 24 hours

[] Analysts believe Oxford Nanopore's new devices could have a disruptive effect on the DNA sequencing market and may dampen future growth potential for
Illumina

"For both LIFE and ILMN this will lead to questions on the future growth potential (especially in 2013 and beyond) for their sequencing franchises and we are seeing that in the pressure that both stocks are under today. While the
Roche takeout attempt has provided some support for ILMN shares, much of the multiple expansion in LIFE shares in 2012 has been driven by excitement for their PGM/Ion Proton sequencing technology. Today's presentation from ONT could dampen much of that enthusiasm for LIFE."
- Credit Suisse, February 17, 2012

"Oxford Nanopore Exceeds Expectations. In what has been an otherwise quiet
AGBT, privately held Oxford Nanopore presented additional details on the company's sequencing pipeline. While it is not a surprise that the company is planning to launch a sequencer in 2H2012, we believe newly revealed plans for a
"thumb-drive" like sequencer, the initial pricing plans, and initial specs exceeded expectations. While we will present more details in our wrap up note, some highlights include up to 40K bp reads, an error rate of only 4%, and pricing that is well below the competition (including an option for virtually no capital cost)."
- Cowen, February 17, 2012

"The data was well above expectations in almost every way: throughput, read length, ease of use, level of sample prep, accuracy, run time and costs...
Although we need to see how the technology behaves in the hands of scientists, if it works as promised and ONT can execute on its commercialization plan, then this could have a disruptive effect on the DNA sequencing market and is a negative for sequencing companies like LIFE, ILMN and PACB, as well as array providers like AFFX."
- Bank of America Merrill Lynch, February 17, 2012

Life Technologies

[] On January 10, 2012, Life Technologies announced it had begun taking orders for its new $149,000 benchtop Ion Proton Sequencer that is designed to sequence the entire human genome in a day for $1,000

[] Analysts believe Ion Proton will make Life Technologies newly competitive in the high-end sequencing market (currently dominated by Illumina) and also may improve Life Technologies' offerings to small research labs and clinical settings

"Today, Life Technologies announced the release of a new DNA sequencer, the Ion
Proton. Priced at $149k, this is a natural product line extension over the PGM
(priced at $49,000) and shipments will begin in mid-2012, with early access customers receiving the system in early 2Q12. The first chip (Proton 1 -- for exome sequencing, $699) will be available in mid-2012 and the second (Proton II
-- for whole human genome sequencing, $1,000) will be available about 6 months later (YE2012)." "The introduction of the Ion Proton will crowd the high-end of the DNA sequencing market with its unique capabilities -- namely speed. We also note the quality of early access customers referenced in the press release
(Nusbaum at Broad, Gibbs at Baylor, Lifton at Yale), all of whom are leading minds in the field and whose opinions will carry weight among customers. We therefore view this news as a negative for competing high-end platforms
(Illumina HiSeq, Life Technologies SOLiD, Pacific Biosciences RS) given the constrained funding environment."
- Goldman Sachs, January 10, 2012

"Ion Proton specs imply a game changer. In addition to per genome and system cost, the Ion Proton is purported to bring industry leading speed without the need for an outsized IT investment. Even without details on accuracy, systems specs imply serious competition for other NGS providers." "Based on the technology underpinning the Ion Torrent, the Ion Proton will be able to sequence a genome in one day for $1,000. Life will strategically target
Illumina's core HiSeq markets: genomic centers, mid size labs, cores and centralized testing labs." - Oppenheimer, January 10, 2012

Gene Sequencing Market Continues to Mature

Illumina's statements around its substantial near term growth opportunities are not consistent with the views of the broader equity research community.

[] Technological innovation continues to put pressure on pricing

[] Growth prospects have weakened, as macro-economic headwinds as well as government and institutional/academic funding constraints pose secular challenges

Diminishing Outlook on the Sector

"Although it remains to be seen how future specifications will evolve, the one certainty today is that we are in for a period of heightened competition for share across the throughput spectrum in sequencing, with the Ion PGM vs. MiSeq at the low throughput end, and the Ion Proton vs. the HiSeq at the high throughput end. This battle for share will likely play out as costs decline and profitability for sequencing providers potentially comes under pressure. Also, note that the backdrop is one of funding constraints (concerns of significant cuts to the NIH budget in 2013, European macro pressures)."
Barclays, January 11, 2012

Illumina 2-Year  Forward Growth Expectations (Revenue CAGR) (1)

44.4%

29.9%

24.6%

18.8% 17.7%

5.9%

Jan-07  Jan-08  Jan-09  Jan-10  Jan-11  Jan-12

Illumina 2-Year  Forward Growth Expectations (Adjusted EPS CAGR) (1)

35.5%
31.7%
29.4% 30.3%

18.9%

13.3%

Jan-07  Jan-08  Jan-09  Jan-10  Jan-11  Jan-12

Source: Company filings, Capital IQ.
(1) 2-Year  forward growth expectations based on prior year actual results and
2-year  forward I/B/E/S consensus estimates as of January 1 of the respective year.

Diminishing Illumina Growth Prospects

Lowest growth guidance ever provided by Illumina management despite the disappointing 2011 results, which provided a lower base for year-over-year comparison in 2012.

Illumina Management Guidance

Revenue

39.5%

Lowest level of
23.0%
20.0% 20. 0% guidance provided

7.5%

             (1) '07 - '08 '08 - '09 '09 - '10 '10 - '11 '11 - '12

Adjusted EPS (2)

36.0%

  30.0% Lowest level of 25.0% guidance provided
18.8%
11.5%

            (1) '07 - '08 '08 - '09 '09 - '10 '10 - '11 '11 - '12

Source: Company filings and Bloomberg.
Note: Guidance reflects initial guidance provided by Illumina management for the upcoming year.
(1) Reflects midpoint of 2012E revenue guidance of $1,100 -- $1,175mm and EPS guidance of $1.40  - $1.50.
(2) 2007-2011  guidance based on initially reported Adjusted EPS; 2008 guidance adjusted by estimated stock based compensation expense based on 2007 amount.

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion 17

Illumina's Share Price Has Underperformed Peers

Over the past 3-years, Illumina has underperformed its peers and the broader market.

Indexed Price Performance From January 2009 – January 2012



Recent Management Performance
• Missed quarterly earnings twice in 2011
• Suspended forward guidance in October 2011
• Refused to engage in dialogue with Roche
300.0%
250.0%
200.0%
150.0%
100.0%
50.0%
--
Indexed Price Performance
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12
60.5%
58.0%
35.8%
Illumina
Peer Index
S&P 500

Source: FactSet as of 1/24/2012.

Note: Peer Index includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies, Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad Laboratories, Bruker and Techne. Stock price data weighted based on market capitalization.

18

Illumina Share Price Decline Driven by Diminishing Growth Prospects

Illumina Share Price Post Earnings
Release (1)
           $70.65
    $69.44
                  $57.33
                         52.5% decline in stock price
                                   $33.01
                           $30.80
---------- ------ ------ -------- -------------------
     Q4'10 Q1'11  Q2'11    Q3'11  Pre-Ann.(2)

Illumina 2-Year Forward Growth Estimates
(Adjusted EPS)
        34.3%
              30.3%
                    24.1%
                          65.1% decline in 2-Year forward
                          growth expectations
                                12.0%
                          11.1%
------------- ----- ----- ----- -------------------------
        Q4'10 Q1'11 Q2'11 Q3'11 3/28/12

Source: FactSet, Capital IQ, I/B/E/S consensus as of 3/28/2012.
Note: 2-Year  forward growth estimates based on growth estimates for following eight quarters.
(1) Post earnings release prices and growth estimates as of 2/9/2011,
4/27/2011, 7/27/2011 and 10/25/2011.
(2) Pre-offer  price as of 1/10/2012, the day Illumina pre-announced  2011 revenue and adjusted EPS.

Illumina Valuation Over Time

Until recently, Illumina's projected revenue and net income growth were well above its peer average. As this gap in growth between Illumina and its peers has closed, the gap in valuation between them has narrowed.

Share Price Performance From January 2009 – January 2012


$80
$60
$40
$20
• Prior to the Q2 2010 stock run up, Illumina had traded between $20 - $40 for ~3 years
• Run-up was driven by significant growth expectations
– Justifying premium P/E multiple to peers
• Similarly, recent stock price has been driven by meaningful decline in growth prospects
– Still traded at premium P/E despite lower growth expectations relative to peers
1
2
3
Jan-09
Mar-09
Jun-09
Sep-09
Dec-09
Mar-10
May-10
Aug-10
Nov-10
Feb-11
May-11
Jul-11
Oct-11
Jan-12

Valuation

1. Start of Run-up (Q1 2010)

	Illumina	Peer Median
LTM Net Income	$90	
NTM Net Income (proj.)	145	
% Growth	*61.1%*	*8.4%*
NTM Revenue Growth	*24.7%*	*8.2%*


45.0x
30.0x
15.0x
--
NTM P/E
38.5x
16.9x
Illumina
Peer Median

2. Peak Period (Q1 2011)

	Illumina	Peer Median
LTM Net Income	$166	
NTM Net Income (proj.)	230	
% Growth	*38.8%*	*8.9%*
NTM Revenue Growth	*19.5%*	*7.3%*


45.0x
30.0x
15.0x
--
NTM P/E
42.7x
19.1x
Illumina
Peer Median

3. Unaffected (1)

	Illumina	Peer Median
LTM Net Income	$173	
NTM Net Income (proj.)	192	
% Growth	*10.9%*	*10.5%*
NTM Revenue Growth	*4.2%*	*8.0%*


45.0x
30.0x
15.0x
--
NTM P/E
17.8x
13.0x
Illumina
Peer Median

Source: Company filings, FactSet, I/B/E/S consensus.
Note: Equity value and estimates as of 10-days post announcement; net income represents non-GAAP adjusted net income.
(1) Calculated using Illumina's share price of $27.17, publicly available filings and consensus analyst estimates as of December 21, 2011, the day prior to market rumors about a potential acquisition of Illumina by Roche.

20

Illumina Rolling NTM P/E/G Analysis

Roche's offer implies a price-to-earnings-growth ratio that is a 16% premium to Illumina's three-year high and well above its three-year average.



NTM P/E/G
2.25x
2.00x
1.75x
1.50x
1.25x
1.00x
0.75x
0.50x
Two-year avg.: 1.47x
Three-year avg.: 1.42x
One-year avg.: 1.40x
Offer: 2.06x
Initial Public Offer: 1.75x
Unaffected: 1.07x (2)
Pre-Offer: 1.51x (1)
45% Premium to three-year average
Jan-09
Apr-09
Jul-09
Oct-09
Jan-10
Apr-10
Jul-10
Oct-10
Jan-11
Apr-11
Jul-11
Oct-11
Jan-12

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, and FactSet.

(1) Calculated using Illumina's share price of $37.69, publicly available filings and research consensus estimates as of January 24, 2012, the day prior to the public announcement of Roche's offer of $44.50 per share for Illumina.

(2) Calculated using Illumina's share price of $27.17 as of 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche, publicly available filings and consensus analyst estimates as of January 24, 2012, the day prior to the public announcement of Roche's offer of $44.50 per share for Illumina.

21

Absent Roche's Offer, Illumina Would Likely be Trading at Much Lower Levels

P/E/G Adj. Price	
3-Year Avg. Forward P/E/G	1.42x
Current LT Consensus Growth Rate	16.6%
Implied Forward P/E	23.6x
2012E EPS Guidance [(1)]	$1.45
P/E/G Adj. Price	**$34.20**



Actual Stock Performance
P/E/G Adj. Price
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
21-Dec
4-Jan
18-Jan
1-Feb
15-Feb
29-Feb
14-Mar
28-Mar
Offer: $51.00
$49.88 Current
Initial Public Offer: $44.50
Discount to Roche's Offer: 33%
$34.20 P/E/G Adj. Price
Roche makes offer public, increasing the all-cash offer to $44.50
Increase in Illumina's share price following rumors of takeover speculation
Illumina price movement of 3.7% based on 2011 results and product updates at JPM Healthcare Conference

22

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, and FactSet as of 3/28/2012.
(1) Reflects midpoint of Illumina 2012E EPS management guidance of $1.40 - $1.50.

Absent Roche's Offer, Illumina Would Likely be Trading at Much Lower Levels (Cont'd)

Estimated Unaffected Price

- Starting point is Illumina's unaffected stock price as of 12/21 close ($27.17) (1)
- From 12/22 to 1/9, Illumina increases or decreases by the same percentage each day as its peer index
- On 1/10 (day of JPMorgan Conference announcement), Illumina increases by the actual increase (3.7%)
- On 1/11 and after, Illumina increases or decreases by the same percentage each day as its peer index



Actual Stock Performance
Estimated Unaffected Price
$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
21-Dec
4-Jan
18-Jan
1-Feb
15-Feb
29-Feb
14-Mar
28-Mar
Offer: $51.00
$49.88 Current
Initial Public Offer: $44.50
Discount to Roche's Offer: 35%
$33.04 Estimated Unaffected Price
Roche makes offer public, increasing the all-cash offer to $44.50
Increase in Illumina's share price following rumors of takeover speculation
Illumina price movement of 3.7% based on 2011 results and product updates at JPM Healthcare Conference

Source: FactSet as of 3/28/2012.
Notes: Peer Index includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies, Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad Laboratories, Bruker and Techne. Stock price data weighted based on market capitalization.
(1) Based on unaffected closing share price of $27.17 on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche.

23

Absent Roche's Offer, Illumina Would Likely be Trading at Much Lower Levels (Cont'd)

Roche

P/E Adj. Price

- Starting point is Illumina's P/E multiple as of 12/21 (17.8x), which represents a premium of 4.8x compared to the peer median of 13.0x (1)
- From 12/22 to 1/9, Illumina's multiple is assumed to be 4.8x higher than the median of its peers
- On 1/10 (day of JPMorgan Conference announcement), Illumina's multiple increases by 0.8x (from 21.0x to 21.8x) whereas the peer's median multiple increases by 0.1x, representing a premium of 0.7x for Illumina (2)
- On 1/11 and after, Illumina's multiple is assumed to be 5.5x higher (an increase of 0.7x from the previous 4.8x) than the median of its peers



$60.00
$55.00
$50.00
$45.00
$40.00
$35.00
$30.00
$25.00
$20.00
Actual Stock Performance
P/E Adj. Price
Offer: $51.00
$49.88 Current
Initial Public Offer: $44.50
Discount to Roche's Offer: 38%
$31.84 P/E Adj. Price
Roche makes offer public, increasing the all-cash offer to $44.50
Increase in Illumina's share price following rumors of takeover speculation
Illumina price movement of 3.7% based on 2011 results and product updates at JPM Healthcare Conference
21-Dec
4-Jan
18-Jan
1-Feb
15-Feb
29-Feb
14-Mar
28-Mar

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, and FactSet as of 3/28/2012.
Note: Reflects midpoint of Illumina 2012E EPS management guidance of $1.40 - $1.50.
(1) Based on unaffected closing share price of $27.17 on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche.
(2) Reflects incremental P/E multiple expansion vs. peers post JPMorgan Healthcare conference and earnings pre-release on 1/10/2012.

24

Illumina 2012 Guidance in Line with Pre-JPM Healthcare Conference Consensus Estimates

Roche

- Illumina's pre-announcement of earnings and signal on 2012 guidance had minimal impact on analysts' price targets
- Pre-JPM Healthcare Conference, the median Illumina price target was $32

Broker	Pre-JPM Conference Metrics		Comparison to Company Guidance (1)		Price Target
	Date	2012E Revenue ($mm)	$mm Variance	% Variance	Pre-JPM
Credit Suisse	1/9/2012	$1,070	$67	6.3%	$30.00
Piper	1/6/2012	1,137	0	0.0%	30.00
Cantor Fitzgerald	1/5/2012	1,122	16	1.4%	35.00
William Blair	1/4/2012	1,088	50	4.5%	N.A.
BAML	1/4/2012	1,055	83	7.8%	32.00
UBS	1/4/2012	1,115	23	2.0%	32.00
Wedbush	12/8/2011	1,145	(8)	(0.7%)	35.00
Cowen	12/5/2011	1,093	44	4.0%	N.A.
Credit Agricole	11/30/2011	1,105	33	2.9%	30.00
Macquarie	11/25/2011	1,063	75	7.0%	27.00
RBC	10/27/2011	1,147	(9)	(0.8%)	29.00
Maxim	10/26/2011	1,168	(31)	(2.6%)	N.A.
Barclays	10/26/2011	1,126	12	1.0%	33.00
Goldman Sachs	10/26/2011	1,080	57	5.3%	32.00
Auriga	10/26/2011	1,206	(69)	(5.7%)	47.00
Baird	10/26/2011	1,108	29	2.6%	30.00
Deutsche Bank	10/25/2011	1,040	98	9.4%	29.50
Leerink	10/25/2011	1,079	59	5.4%	N.A.
JPMorgan	10/25/2011	1,004	134	13.3%	44.00
Mizuho	10/25/2011	1,185	(47)	(4.0%)	40.00
Oppenheimer	10/25/2011	1,046	92	8.7%	N.A.
	Mean	**$1,104**	**$34**	**3.2%**	**$33.47**
	Median	**$1,105**	**$33**	**2.9%**	**$32.00**

25

Source: Wall Street research.
(1) As compared to $1,138 million, the midpoint of Company guidance of $1,100 to $1,175 million for 2012E sales.

Analyst Observations

Roche

Cantor Fitzgerald

Sung Ji Nam
(2/8/2012)

"**What is debatable is Illumina's growth potential over the next 2-3 years (investment time horizon for the majority of the shareholders, in our view), which we estimate is significantly below market projections when shares were trading at >$70/share, as well as Illumina's potential for success in Dx as a standalone company (vs. under Roche).** Despite Illumina's breathtaking technologies, we think end market growth potential is a more important determinant for valuation, and with the sequencing based clinical diagnostic market still in early stages, 6-7x fwd sales valuation (as implied by share price of $60-70, at the high end of guidance) is unattractive even for Roche."

Oppenheimer

David Ferreiro
(2/8/2012)

"From our perspective the quarter was a mixed bag, as HiSeq consumable pull-through was marginally better sequentially **but well off the previous year's highs**. In addition, **microarray revenue was again down and management now sees this business as flattish in 2012**. On the bright side, demand for the MiSeq has been brisk with solid interest from clinical markets, underscoring the large bench-top NGS opportunity. **Guidance for 2012 seems achievable; however, the midpoint of revenue guidance will bring ILMN into uncharted territory of single digit growth, a reasonable scenario given the potential competition**."

Deutsche Bank

Ross Muken
(2/7/2012)

"While we agree with management's view that near term academic funding uncertainty masks the longer term growth opportunities, we think that the **timeline for benefiting from these new markets remains highly uncertain.** "

26

Illumina's Actions Suggest Bearish View of Stock Price

- Throughout the first half of 2011, Illumina repurchased stock in the $60's and $70's
- However, after suspending forward guidance and highlighting a pull-back in academic research spending, Illumina ceased its share repurchases
- Most recently in its 14D-9, Illumina stated that its recent stock price decline is a "temporary dislocation"
- **If Illumina believed its stock price were temporarily dislocated, prudent corporate finance would have been to execute a meaningful share repurchase or retire the out-of-the money warrants, especially given ample cash flow generation in Q4 2011**
  - Such lack of activity (after previously buying back shares at high price levels) calls into question whether Illumina viewed its Q4 stock price as a "temporary" dislocation


Q1'2011 Buyback: $338mm
($64.53 avg. cost per share)
Q2'2011 Buyback: $28mm
($71.07 avg. cost per share)
Q3'2011 Buyback: $204mm
($56.89 avg. cost per share)
Q4'2011: Did not buy back any shares or warrants
Share Price
$80.00
$60.00
$40.00
$20.00
Jan-11
Mar-11
May-11
Jun-11
Aug-11
Oct-11
Dec-11

Source: Company filings.

27

Illumina's Actions Suggest Bearish View of Stock Price (Cont'd)

Roche

- When Illumina repurchased its 2014 convertible debt and unwound the corresponding bond hedge (Illumina's right to purchase 18.3mm Illumina shares at $21.83), Illumina did not retire warrants related to the convertible bond call spread (counter-parties' right to purchase 18.3mm Illumina shares at $31.435)
- In Q4 2011, the intrinsic value of the warrants was $0 (as Illumina's share price was below the warrant strike price)
  - Given Illumina's cash balance of $1.1bn, the company had sufficient means to extinguish the warrants
- If Illumina believed its stock price was only temporarily dislocated, an attractive alternative would have been for Illumina to repurchase the warrants from Goldman Sachs and Deutsche Bank
  - Using assumptions from the 14D-9, it is clear that the value of this unbounded liability can grow by hundreds of millions of dollars if Illumina's stock price recovers
  - **Leaving such a volatile and unbounded liability in place contradicts Illumina's stated belief of "temporary" dislocation in their Q4 stock price**



Pre-Offer
Intrinsic Value of
Counterparty Warrants
Pre-Offer
Time Value of
Counterparty Warrants
Post-Offer
Intrinsic & Time Value of
Counterparty Warrants
Warrant Value ($ in mm)
$500
$400
$300
$200
$100
--
$0
$163
$488
12/21/2011 (1)
12/21/2011 (1)
2/6/2012
@ $51.00 Offer

Source: Company filings.

Note: All warrant values based on implied volatility of 61.1%, derived from 14D-9 disclosure calculated by assuming the $273 million estimated in the 14D-9 to be owed to Goldman Sachs if the Roche $44.50 offer were consummated on February 6, 2012 represents the aggregate value of the warrants held by Goldman Sachs; full warrant value based on grossing up the $273mm estimated to be owed to Goldman Sachs in the 14D-9 to include the amount of warrants held by other counterparties.

(1) Represented illustrative warrant value as of unaffected date.

28

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion

Offer Multiples Above All Peers

Roche's offer values Illumina well above any of its peers based upon a P/E multiple. Even after adjusting for growth, the P/E/G multiple is well above the peer median P/E/G.

2012E P/E

     34.2x

              29.6x

                           25.3x

                                                 20.5x 20.3x

                                                             18.6x 18.4x 18.2x    18.0x          16.5x 16.4x
 Median: 16.4x
                                                                   ----- ----- -----------------       -----

                                                                                                             13.9x 13.8x 13.7x 12.6x
 12.3x
------------- ---------------------------------- ----- ----- ----- ----- ----- ----------------- ----- ----- ----- ----- ----- -----
 --------
     Illumina Illumina (2) Illumina              TECH  MTD   SIAL   BIO  WAT    Illumina         QGEN  BRKR  BDX     A   PKI   TMO
 LIFE
     (Offer) (1) (1/24 Offer) (Pre-Offer)(3)                               (Unaffected)(4)

2012E P/E/G

     2.06x                            2.04x 1.94x 1.93x

              1.79x                                     1.77x 1.73x

                                                                    1.51x   1.51x          1.41x
    Median: 1.46x
                                                                                                 1.30x 1.24x

                                                                                                             1.10x    1.07x
 1.03x 0.98x
------------- ----------------------- ----- ----- ----- ----- ----- ----- ---------------- ----- ----- ----- ----- -----------------
 ----- ----------
     Illumina Illumina                SIAL   BIO  TECH  QGEN  BDX   WAT    Illumina        MTD   LIFE   PKI  BRKR    Illumina
 TMO     A
     (Offer) (1) (1/24 Offer) (2)                                     (Pre-Offer)(3)                         (Unaffected)(4)

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus, analyst research as of 3/28/2012.
Note: All Illumina statistics excluded from median calculations. Financials have been calendarized to 12/31 FYE. (1) Represents an offer price of $51.00 per share.
(2) Represents an offer price of $44.50  per share.
(3) Calculated using Illumina's share price of $37.69,  publicly available filings and I/B/E/S consensus estimates as of January 24, 2012, the day prior to the public announcement of Roche's offer of $44.50  per share for Illumina.

(4) Calculated using Illumina's share price of $27.17  on December 21, 2011, the day prior to market rumors about a potential acquisition of Illumina by
Roche, and publicly available filings and I/B/E/S consensus estimates as of
January 24, 2012.

Offer Multiples Above Precedents

Roche's offer is at the high end of valuation multiples paid in recent precedent life science tools transactions.

Enterprise Value / LTM Revenue



7.0x
6.0x
5.0x
4.0x
3.0x
2.0x
1.0x
--
6.5x
5.6x
4.9x
4.3x
3.3x
3.3x
2.9x
1.5x
Median: 3.3x
Roche's Offer ($51.00/share)
Roche's 1/24 Offer ($44.50/share)
Thermo Fisher / Dionex 12/13/10
Merck KGaA / Millipore 02/28/10
GE Health / Whatman 02/04/08
MDS / Molecular 01/29/07
Invitrogen / Applied 06/12/08
Agilent / Varian 07/27/09

Enterprise Value / LTM EBITDA



25.0x
20.0x
15.0x
10.0x
5.0x
--
21.6x
18.5x
20.6x
18.1x
17.6x
14.3x
13.3x
11.7x
Median: 16.0x
Roche's Offer ($51.00/share)
Roche's 1/24 Offer ($44.50/share)
Thermo Fisher / Dionex 12/13/10
Merck KGaA / Millipore 02/28/10
MDS / Molecular 01/29/07
Invitrogen / Applied 06/12/08
GE Health / Whatman 02/04/08
Agilent / Varian 07/27/09

Source: Company filings, Bloomberg, Capital IQ, I/B/E/S consensus.

Note: Includes selected announced, closed and effective transactions since 2006 in the biotechnology research equipment manufacturing and biological products and life sciences tools industries. Roche offer excluded from median calculations. LTM Illumina statistics as of 12/31/2011.

31

Offer Premiums Above Precedent Transactions

Unaffected Premiums

                             1 Day Premiums
       Roche's Offer
                                                         88%
       ($51.00/share)
   Roche's 1/24 Offer
                                                 64%
     ($44.50/share)
       Merck KGaA /
          Millipore                      50%
          02/28/10
    MDS / Molecular
                                        49%
        01/29/07
    Illumina / Solexa
                                      44%
        11/13/06
      Agilent / Varian
                                 33%
         07/27/09
     Thermo Fisher /                 Median: 33%
          Dionex             21%
         12/13/10
 Invitrogen / Applied
                           17%
      06/12/08
GE Health / Whatman
                        12%
      02/04/08
                        -------- ---- ---------- --- --- -------
                     --  20%      40%       60%      80%    100%

                        1 Month Average Premiums
        Roche's Offer
                                                                 84%
       ($51.00/share)
   Roche's 1/24 Offer
                                                         61%
     ($44.50/share)
    MDS / Molecular
                                                     56%
        01/29/07
        Merck KGaA /
          Millipore                                53%
          02/28/10
     Illumina / Solexa
                                             42%
         11/13/06
     Agilent / Varian
                                          37%
         07/27/09
      Thermo Fisher /                        Median: 37%
          Dionex                     28%
         12/13/10
GE Health / Whatman
                                 19%
      02/04/08
  Invitrogen / Applied
                             12%
       06/12/08
                        ------------ ------- --------------- --- --- ----
                     --       20%        40%        60%      80%     100%

Source: Company filings, Bloomberg, FactSet.
Note: Includes announced, closed and effective transactions since 2006 in the biotechnology research equipment manufacturing and biological products and life sciences tools industries Roche offers excluded from median calculations.
1 day and 1 month average based on starting date of 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by Roche.

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion

Pro-Shareholder Governance Proposals

Roche's proposals place control of Illumina with its own shareholders.

                               Roche's Proposals                                                Rationale for Proposals
[] Fill the four directorships up for election with Roche's
   nominees
                                                                  []  Elect highly qualified, independent directors to the Board
[] Fill the two newly created directorships with Roche's nominees
                                                                  []  Elect highly qualified, independent directors to the Board
                                                                  []  Increase the Board by two directors, allowing a majority of the
[] Amend bylaws to increase the number of directors on the
   Board of Directors                                                 directors on the upsized Board to stand for election at the
 2012
                                                                      annual meeting
[] Amend bylaws to require newly created directorships be filled  []  Ensure that Illumina shareholders determine who fills the
   only by a stockholder vote                                         vacancies created by their approval of the expansion of the
 Board
[] Repeal any bylaw amendments adopted by Illumina's Board of     []  Ensure the current Illumina Board does not preemptively
   Directors without stockholder approval after April 22, 2010        disenfranchise shareholders

Independent, Qualified Director Nominees

These independent nominees are exceptionally qualified to serve in the best interest of Illumina shareholders.

Nominees for Existing Board Seats (1)

Bary Bailey
- Age 53
- President of 4B Management LLC
- Operating Partner at Cressey & Company
- Former CFO of AMN Healthcare Services
- Former CFO of Valeant Pharmaceuticals

Jay Hunt
- Age 72
- President and co-Founder of The Development Group
- Director of DD iCorp and BMC Select
- Former member of the Advisory Board of Joie De Vivre Hospitality
- Former Director of Gentiae Clinical Research
- Former Chairman of the Ischemia Research & Education Foundation

Dwight Crane, Ph.D.
- Age 74
- Professor Emeritus at Harvard Business School
- Lead Director of Legg Mason Partners Equity Funds
- Consultant to financial institutions

Michael Griffith
- Age 53
- CEO and Director of Laureate Biopharmaceutical Services, Inc.
- Founder and former CEO of Aptuit, Inc.
- Former commercial and investment banker

Nominees for Newly Created Board Seats (2)

Earl (Duke) Collier, Jr.
- Age 64
- Former Executive Chairman of Arsenal Medical
- Former CEO of 480 Biomedical
- Former EVP at Genzyme Corporation
- Former interim CEO at deCode Genetics
- Former President of Vitas Healthcare
- Former partner at Hogan & Hartson (now Hogan Lovells)

David Dodd
- Age 62
- Co-founder of VaxyGen Holdings, LLC
- CEO of RiversEdge BioVentures, LLC
- Director of GeoVax Labs
- Former President, CEO and Chairman of BioReliance Corporation
- Former non-executive Chairman of Stem Cell Sciences Corporation
- Former President, CEO & Director of Serologicals Corporation
- Former President & CEO of Solvay Pharmaceuticals, Inc.

(1) Nominated to fill the seats of the incumbent directors, whose terms expire at the 2012 Annual Meeting.
(2) Nominated to fill the newly created directorships on Illumina's Board that would result from voting for Roche's proposals.

35

Independent, Qualified Director Nominees

These independent nominees will serve in the best interest of Illumina shareholders and are not beholden to Roche.

[] Roche's independent nominees are distinguished executives and academics with substantial prior board experience and pristine reputations

[] If elected to Illumina's board, they will exercise their independent judgment in complete accordance with their fiduciary duty to Illumina's shareholders

[] They will carefully determine what is in the best interest of Illumina and its shareholders, whether that be a sale to Roche, a sale to another party, proceeding as a standalone business or any other potential alternatives

[] The nominees are not being asked to make a decision now, nor to give any commitment to Roche, with respect to Roche's offer for Illumina

-- Roche has not given them any information with respect to its strategy, nor has it asked them to pass any judgment on its offer price

Executive Summary

Offer Summary

Illumina Growth Perspectives

Illumina Share Price Perspectives Offer Price Rationale Next Steps

Conclusion 37

Roche's Offer Represents Value Certainty Amidst Significant Headwinds

[] $51.00 all-cash offer provides attractive value today for Illumina shareholders

-- Roche to hold all risk related to increasing competitive pressures and tightening fiscal policy related to government funding

-- Removes execution risk around shift in customer and geographic focus

[] Illumina has little experience in regulated areas such as diagnostics that require significant biological expertise as well as interactions with the FDA

-- Not contingent on financing

-- Roche stands ready, willing, and able to engage in substantive dialogue with
Illumina

[] Can move quickly through accelerated due diligence to reach a negotiated agreement

[] Extensive team from Roche and its advisors ready to engage

Appendix

Key Claims

Key Claims Made by Illumina to its Shareholders	Roche's Rationale for Illumina Shareholders
• Illumina and its industry as a whole have substantial growth opportunities • Illumina has a promising product portfolio	• Due to worldwide economic constraints and Illumina's sales dependency on public research institutions, analysts have a diminishing outlook on Illumina and the sector as a whole • Illumina management recently issued its lowest growth guidance ever • The median analyst price target pre-offer was $34 • Under Roche, Illumina has more attractive long-term growth potential
• Roche is attempting to take advantage of depressed stock levels	• Implied 21.6x LTM EBITDA and 6.5x LTM Revenue multiples are highly attractive relative to comparable precedent transactions • Implied 34.2x 2012E earnings and 2.06x 2012E P/E/G multiples are highly attractive relative to comparable company trading multiples - Implied 2.06x 2012E P/E/G represents a 16% premium to the 3-year high
• Illumina management has a proven track record	• Illumina missed quarterly earnings twice in 2011 • In the face of a declining market price, Illumina's lack of share or warrant repurchase activity calls into question Illumina's belief that its Q4 stock price is a "temporary dislocation"
• Roche's offer conditions create uncertainty	• Roche's offer provides attractive value and certainty for Illumina shareholders • Highly qualified independent director nominees to act in best interests of Illumina shareholders • Many of the conditions are within the control of the Illumina Board to satisfy

40

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
Note: LTM as of 12/31/2011.

Summary Evaluation of Offer Price

[] Higher cash value relative to Illumina's unaffected share price, particularly in a period of market uncertainty

-- Implies 1-day, 1-week and 1-month average premiums of 88%, 90% and 84%, respectively (1)

-- Since 2006, similar life sciences tools industry transactions have seen average premiums between 30% and 40% over similar periods (2)

[] Above transaction premiums paid in precedent unsolicited transactions

-- Comparable transaction set includes median premiums to the unaffected stock price prior to announcement of 54%, 51% and 49% for 1-day, 1-week and 1-month, respectively (3)

[] Implies a valuation multiple of 34.2x 2012E net income, which is higher than the company's publicly traded peers (4)

-- Core comparable set exhibits median multiples of 16.4x 2012E net income (5)

-- Offer implies a P/E/G ratio of 2.06x, which is higher than all of Illumina's peers

[] Implies 1-day and 1-month average premiums of 88% and 84%, respectively, and
LTM revenue and EBITDA multiples of 6.5x and 21.6x, respectively, which are above precedent life science tools transactions (1)(2)(6)

-- The precedent transactions have median 1-day and 1-month average premiums to the unaffected stock price of 33% and 37%, respectively and LTM revenue and
EBITDA multiples of 3.3x and 16.0x, respectively

[] Exceeds median Wall Street research analyst price target of $34.00 as of
January 23, 2012

Source: FactSet, Capital IQ, I/B/E/S consensus, Bloomberg.
(1) Premiums based on unaffected closing share price of $27.17 on 12/21/2011, the day prior to market rumors about a potential acquisition of Illumina by
Roche.
(2) Includes selected announced, closed and effective transactions with targets in the biotechnology research equipment manufacturers and biological products and life sciences tools and services manufacturers sectors since 2006.
(3) Includes unsolicited transactions in all sectors over $1 billion with U.S.
targets since 2000. (4) Based on I/B/E/S consensus.
(5) Includes Thermo Fisher, Becton, Dickinson, Agilent, Life Technologies,
Sigma-Aldrich, Waters, Mettler-Toledo, Qiagen, PerkinElmer, Bio-Rad
Laboratories, Bruker and Techne.
(6) LTM as of 12/31/2011.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

THESE MATERIALS ARE FOR INFORMATIONAL PURPOSES ONLY AND DO NOT CONSTITUTE AN
OFFER TO PURCHASE OR A SOLICITATION OF AN OFFER TO SELL ILLUMINA COMMON STOCK.
THE TENDER OFFER IS BEING MADE PURSUANT TO A TENDER OFFER STATEMENT ON SCHEDULE
TO (INCLUDING THE OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND OTHER RELATED
TENDER OFFER MATERIALS) FILED BY ROCHE WITH THE SECURITIES AND EXCHANGE
COMMISSION (SEC) ON JANUARY 27, 2012. THESE MATERIALS, AS THEY MAY BE AMENDED
FROM TIME TO TIME, CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND
CONDITIONS OF THE OFFER, THAT SHOULD BE READ CAREFULLY BEFORE ANY DECISION IS
MADE WITH RESPECT TO THE TENDER OFFER. INVESTORS AND SECURITY HOLDERS MAY
OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS FILED BY ROCHE WITH
THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT WWW.SEC.GOV. THE OFFER TO
PURCHASE AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR FREE BY CONTACTING THE
INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE PARTNERS, AT (212) 929-5500
OR (800) 322-2885 (TOLL-FREE).

ROCHE HAS FILED A PROXY STATEMENT ON SCHEDULE 14A AND OTHER RELEVANT DOCUMENTS
WITH THE SEC IN CONNECTION WITH ITS SOLICITATION OF PROXIES FOR THE 2012 ANNUAL
MEETING OF ILLUMINA (THE "PROXY STATEMENT"). ROCHE HAS MAILED THE PROXY
STATEMENT AND A PROXY CARD TO EACH ILLUMINA STOCKHOLDER ENTITLED TO VOTE AT THE
2012 ANNUAL MEETING. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY
STATEMENT CAREFULLY AND IN ITS ENTIRETY AND ANY OTHER RELEVANT DOCUMENTS FILED
WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND
SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE MATERIALS AND OTHER DOCUMENTS
FILED BY ROCHE WITH THE SEC AT THE WEBSITE MAINTAINED BY THE SEC AT
WWW.SEC.GOV. THE PROXY STATEMENT AND RELATED MATERIALS MAY ALSO BE OBTAINED FOR
FREE BY CONTACTING THE INFORMATION AGENT FOR THE TENDER OFFER, MACKENZIE
PARTNERS, AT (212) 929-5500 OR (800) 322-2885 (TOLL-FREE).

ROCHE HOLDING LTD, CKH ACQUISITION CORPORATION AND THE INDIVIDUALS NOMINATED BY
CKH ACQUISITION CORPORATION FOR ELECTION TO ILLUMINA'S BOARD OF DIRECTORS (THE
"ROCHE NOMINEES") MAY BE DEEMED TO BE PARTICIPANTS IN THE SOLICITATION OF
PROXIES FROM ILLUMINA STOCKHOLDERS FOR USE AT THE 2012 ANNUAL MEETING OF
STOCKHOLDERS, OR AT ANY ADJOURNMENT OR POSTPONEMENT THEREOF. INFORMATION
REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF ROCHE HOLDING LTD AND CKH
ACQUISITION CORPORATION WHO MAY BE PARTICIPANTS IN THE SOLICITATION OF PROXIES
CAN BE FOUND IN THE DEFINITIVE PROXY STATEMENT. NO ADDITIONAL COMPENSATION WILL
BE PAID TO SUCH DIRECTORS AND EXECUTIVE OFFICERS FOR SUCH SERVICES. INVESTORS
AND SECURITY HOLDERS CAN OBTAIN ADDITIONAL INFORMATION REGARDING THE
DIRECT AND INDIRECT INTERESTS OF THE ROCHE NOMINEES AND OTHER PARTICIPANTS BY
READING THE DEFINITIVE PROXY
STATEMENT.

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